October 2, 2012
Via EDGAR
William H. Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     ITC Holdings Corp. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
File No. 1-32576
Dear Mr. Thompson:
We are submitting this letter in response to the comment letter dated September 18, 2012 to Joseph L. Welch from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. The Staff’s comments are set forth below in italics and the Company’s responses are in standard type.
Form 10-K for Fiscal Year Ended December 31, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Contractual Obligations, page 43

1.
Please tell us your consideration of including pension and other postretirement benefit obligations and other long-term liabilities reflected on your most recent balance sheet in the table or provide a discussion of the obligations to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Response:
Our defined benefit pension plan obligations (the “pension plans”) have not been included in the contractual obligations table as they do not meet the requirements of a contractual obligation pursuant to Item 303(a)(5) of Regulation S-K. Per Note 11 to our December 31, 2011 Form 10-K, we had no minimum funding requirements under the Employee Retirement Income Security Act of 1974, as amended, for pension plans as a result of the value of the assets in these plans. We periodically make discretionary contributions to our pension plans up to the maximum allowable funding amount as defined by section 404 of the Internal Revenue Code. These discretionary contributions do not represent contractual funding obligations.
In addition, estimated future payments for our postretirement benefit plan, which include postretirement health care, dental and life insurance for certain employees, have also not been included in the contractual obligations table. The actual benefits to be paid under the postretirement benefit plans are not considered contractual obligations until the amounts and timing of payments are readily determinable. Existing benefit claims under the postretirement plans at December 31, 2011 were immaterial and therefore, excluded from the table. Going forward, we will continue to assess the materiality of the readily determinable amounts in future periods to determine whether inclusion in the contractual obligations table would be appropriate.

After further considering our reported other long-term liabilities and Item 303(a)(5) of Regulation S-K, the Company believes it can enhance its disclosure in the contractual obligations table in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 by including certain regulatory liabilities that appear to meet the objectives of Item 303(a)(5) of Regulation S-K. These regulatory liabilities relate to revenue deferrals that are calculated using our cost-based formula rate templates which include true-up mechanisms to determine any over- or under-recovery of revenue. In the event of an over-recovery, the revenue deferral liability will be refunded within a two-year period. Also, we will include additional explanatory disclosure indicating why certain other long-term liabilities were not included. We currently expect that such additional disclosure will be similar to the draft disclosure shown below (in bold):

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Regulatory liabilities - revenue deferrals, including interest	$97,496	$46,579	$50,917	$—	$—
The regulatory liabilities - revenue deferrals, including interest, included above represent the over-recovery of revenues resulting from differences between the amounts billed to customers and actual revenue requirement at each of our Regulated Operating Subsidiaries, as described in Note 4. These amounts will offset future revenue requirement for purposes of calculating our formula rates as part of the true-up mechanism in our rate construct.
The contractual obligations table above excludes certain items, including certain long-term liabilities, due to uncertainty related to the timing and amount of future cash flows necessary to settle these obligations. The amount of cash flows to be paid for pension and other postretirement obligations, to settle regulatory liabilities related to asset removal costs, to refund deposits from generators for transmission network upgrades, and to settle interest rate swap derivative recorded in other long term liabilities are not known with certainty. As a result, cash obligations for these items are excluded from the contractual obligations table above.
Item 8. Financial Statements and Supplementary Data, page 47
11. Retirement Benefits and Assets Held in Trust

2.
Please tell us your consideration of disclosing the valuation techniques and inputs used to estimate the fair value of retirement and other postretirement benefit plan assets. Refer ASC 715-20-50-1d.iv.

Response:
We acknowledge the Staff’s comments and in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will include enhanced disclosures for the valuation techniques and inputs used to estimate the fair value of plan assets of the retirement plan and the other postretirement benefit plans.
As of December 31, 2011 and 2010, the assets of the retirement plan consisted of pooled separate accounts and a guaranteed deposit fund. The fair value measurement for these assets was determined using significant other observable inputs. We currently expect that such additional disclosure will be similar to the draft disclosure shown below (in bold):
The pooled separate accounts are valued at their estimated fair value by aggregating our proportionate share of the fair value of the underlying securities held by the accounts. The pooled separate accounts investments consist primarily of underlying publicly traded debt and equity securities for which market prices are readily available. The guaranteed deposit fund is a group annuity contract and is valued at estimated fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations that are quoted in active markets.
As of December 31, 2011 and 2010, the assets of the other postretirement plans consisted primarily of pooled separate accounts, mutual funds, and a guaranteed deposit fund. The fair value measurement of the mutual fund assets was determined using quoted prices in active markets for identical assets while the measurement of the pooled separate accounts and guaranteed deposit fund assets was determined using significant other observable inputs. We currently expect such additional disclosure will be similar to the draft disclosure shown below (in bold):
Our mutual fund investments consist primarily of publicly traded mutual funds for which market prices are readily available. The pooled separate accounts are valued at estimated fair value by aggregating our proportionate share of the fair value of the underlying securities held by the account. The pooled separate accounts investments consist primarily of publicly traded debt and equity securities for which market prices are readily available. The guaranteed deposit fund is a group annuity contract and is valued at estimated fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations that are quoted in active markets.
12. Fair Value Measurements

3.
Please tell us your consideration of disclosing the valuation techniques and inputs used to estimate the fair value of financial instruments using significant other observable inputs. Refer ASC 820-10-50-1e.

Response:
We acknowledge the Staff’s comments and in future filings we will include enhanced disclosures related to the valuation techniques and inputs used to estimate the fair value of financial instruments using significant other observable inputs. As of December 31, 2011 and 2010, the Company had financial instruments where significant other observable inputs were used in determining fair value, including certain cash and cash equivalents and interest rate swap derivatives.
For the cash and cash equivalents that are classified as Level 2 investments, we had included the following disclosure within Note 12 of our December 31, 2011 Form 10-K and believe that this disclosure of the valuation techniques and inputs meets the disclosure requirements for such items.

“Our investments included in cash equivalents consist of money market mutual funds and common and collective trusts that are administered similar to money market funds recorded at cost plus accrued interest to approximate fair value.”
However, we believe that we can enhance the disclosure surrounding our Level 2 investments currently classified as cash and cash equivalents to identify that these money market mutual funds consist of deposits held with financial institutions that we currently expect will be similar to the draft disclosure shown below (in bold):
The cash and cash equivalents that are classified as a Level 2 investment consists of deposits held with financial institutions that are then invested by the financial institution in money market mutual funds and common and collective trusts that are administered similar to money market funds. The underlying money market funds and common and collective trusts are recorded at cost plus accrued interest.
For the interest rate swap derivatives, we had included the following disclosure within Note 12 of our December 31, 2011 Form 10-K and believe that this disclosure of the valuation techniques and inputs meets the disclosure requirements for such items.
“The fair value of our interest rate swap derivatives as of December 31, 2011 and 2010 is determined based on a discounted cash flow method using LIBOR forward-interest swap rates which are observable at commonly quoted intervals.”
13. Stockholders’ Equity

4.
We note that your debt agreements impose restrictions on your ability to pay dividends. Please tell us your consideration of disclosing the amount of consolidated retained earnings or net income restricted or free from restriction pursuant to Rule 4-08(e)(1) of Regulation S-X. We also note that you provide Schedule I pursuant to Rule 5-04 of Regulation S-X because of debt covenant restrictions which limit the payment of dividends by your subsidiaries. Please tell us your consideration of disclosing the amount of net restricted assets of your consolidated subsidiaries at the end of the most recent year pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response:
We acknowledge the Staff’s comments and have further reviewed the guidance in Rule 4-08(e)(1) of Regulation S-X. As disclosed within Note 13 of our December 31, 2011 Form 10-K, the Revolving Credit Agreements of the Company and its Regulated Operating Subsidiaries impose restrictions on ITC Holdings’ and its subsidiaries’ respective abilities to pay dividends if an event of default has occurred under their relevant agreement. As of December 31, 2011, the Company was in compliance with all debt covenants, which includes a maximum debt-to-capitalization ratio of 75% at the consolidated level. As of December 31, 2011, the Company does not have any significant restrictions on its ability to pay dividends from our net income or retained earnings relating to these covenants. Management also does not expect that these restrictions will affect the Company’s ability to pay dividends at the current level in the foreseeable future.
We have also reviewed the guidance in Rule 4-08(e)(3) of Regulation S-X. As disclosed within Note 13 of our December 31, 2011 Form 10-K, there are restrictions on ITC Holdings’ Regulated Operating Subsidiaries’ ability to pay dividends to

ITC Holdings if an event of default has occurred under their relevant Revolving Credit Agreements. These restrictions do not meet the threshold in Rule 4-08(e)(3) of Regulation S-X that would require disclosure of the amount of net restricted assets. Additionally, although each of our Regulated Operating Subsidiaries may be capitalized as management of the Company deems appropriate, the Regulated Operating Subsidiaries have obtained approval from the Federal Energy Regulatory Commission (“FERC”) to maintain a capital structure targeting 60% equity and 40% debt for each annual rate period. The Company’s practice is to manage the capital structures of each of the Regulated Operating Subsidiaries to achieve this approved capital structure. As a result of management’s capitalization practices, there are practical limitations, but not contractual restrictions, on paying dividends from the Regulated Operating Subsidiaries to ITC Holdings at December 31, 2011. However, we have elected to include Schedule I within our December 31, 2011 Form 10-K in Part IV - Item 15. Exhibits and Financial Statement Schedule, even though we do not believe it was required pursuant to Rule 5-04 of Regulation S-X, because the schedule is illustrative of these practical limitations.
In light of this, in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will provide enhanced disclosure that we currently expect will be similar to the draft disclosure shown below (in bold):
As of December 31, 2011, there are practical limitations on using the net assets of each of our Regulated Operating Subsidiaries for dividends based on management’s intent to maintain the FERC-approved capital structure targeting 60% equity and 40% debt for each of our Regulated Operating Subsidiaries. These net assets are included in Schedule I as the line-item “Investments in subsidiaries.” Management does not expect maintaining this targeted capital structure to have an impact on the Company’s ability to pay dividends at the current level in the foreseeable future.
Definitive Proxy Statement on Schedule 14A
Compensation of Executive Officers and Directors, page 17
Key Components of Our NEO Compensation Program, page 20
Bonus Compensation, page 21

5.
Please provide us with the financial and operational metrics used in assessing each of the goals set forth in the table on pages 22-24. Please see Item 402(b)(2)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:
The Company recognizes the importance of providing comprehensive disclosure concerning its compensation program to its shareholders and the public, and considers carefully the balance of the benefit and materiality of the information to investors and the competitive risk or harm that might come to the Company (and ultimately to the Company’s shareholders) as a result of disclosing the information. The Company respectfully submits that the requested metrics with respect to its annual bonus plan (the “Plan”) are not material to investors, would not be meaningful without a substantial amount of additional background information and that disclosure of these metrics would cause competitive harm to the Company. Therefore, it would not be appropriate to disclose these metrics in this response letter or in the Company’s proxy statement or Form 10-K. The Company believes that its position is supported by Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“CD&I 118.04”).
Materiality Analysis
CD&I 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”
An omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. …[Materiality] contemplates a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the reasonable shareholder’s deliberations.” TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976). We note that, to the Company’s knowledge, although the Company has had an annual bonus plan in place like the Plan for several years and has never disclosed the target metrics, neither securities analysts nor shareholders have ever requested disclosure of the target metrics, an indication that it is not information that shareholders consider important. Also, an omitted fact is generally considered to be “material” only if there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Industries, 426 U.S. at 449). Therefore, the quantitative target metrics for the Plan must be viewed in the context of the other disclosures regarding the Plan and the Company’s executive compensation policies and decisions.
The Company believes that it has already disclosed in its proxy statement all the material information with respect to the Plan required by Item 402 of Regulation S-K, including:

(i)	the structure of the Plan and the dollar value of the range of possible payouts thereunder (Compensation Discussion and Analysis, pp. 21-25, and Grants of Plan Based Awards, p. 32);

(ii)	the actual payout under the Plan for 2011 performance (Summary Compensation on pp. 29-31);

(iii)	the performance goal categories (Goal column of the table on pp. 22-24);

(iv)	the weight accorded each performance goal (Weight column of the table on pp. 22-24);

(v)	whether or not the performance goals were achieved (2011 Bonus Payout column of the table on pp. 22-24); and

(vi)
the underlying rationale for each goal and target and general philosophy for setting the targets (the lead-in paragraph on pp. 21-22 to the table and the Rationale for Goal and Rationale for Target columns of the table on pp. 22-24).

These disclosures allow the reader to understand and evaluate the amount each named executive officer (“NEO”) could have earned under the Plan, the extent to which each of the goals was achieved, the methodology for calculating the amount paid to each NEO and the amount actually paid, the performance goals that management was working to achieve, how important each of those goals was considered to be in relation to the other goals, the purpose for including each of the goals in the Plan and the rationale for setting the target for each goal. Based on these disclosures and the other disclosures in the proxy statement regarding compensation paid to the NEOs, shareholders are also able to evaluate whether the Compensation Committee has acted appropriately in establishing the Plan and whether the bonus opportunity afforded by the Plan is appropriate. Disclosure of the specific quantitative targets for any performance goal would not provide investors with a greater understanding of the Plan or the appropriateness of the Compensation Committee’s actions or decisions in respect of the Plan. In light of the existing disclosures, there is not a substantial likelihood that a reasonable shareholder would consider disclosure of the quantitative metrics important in deciding how to vote or that the metrics would have assumed actual significance in a reasonable shareholder’s deliberations. Moreover, the Company believes that disclosure of the metrics would not significantly alter the total mix of information regarding the Plan and how it operates. As a result, the Company respectfully submits that information regarding the quantitative metrics is not material as defined in the case law cited above.
Nor would the actual quantitative targets, by themselves, have any meaning for investors in connection with their evaluation of the Company’s compensation of its executives without a detailed understanding of the Company and its industry, since most of the targets are non-financial metrics. An adequate understanding of the quantitative targets would require inclusion of a substantial amount of additional, otherwise immaterial, operational information that is well beyond the scope and purpose of the Compensation Discussion and Analysis (or even the annual report on Form 10-K), would obfuscate the material information contained in the Compensation Discussion and Analysis and would therefore be inappropriate. For example, putting the first target metric (safety as measured by lost time) into context to allow investors to evaluate whether a particular target level was appropriate could require disclosure regarding, among other things, industry standards on safety, the experience of the Company and others in its industry with regard to safety issues, the number of employees and contractor employees included within the measured group and a description of their activities, the contractors whose employees are included and the level of control exercised by the Company over the contractors, the risks involved in the covered activities and what constitutes a lost work day. Absent such background, an investor is unlikely to understand whether 1 lost work day or 100 lost work days is an appropriate target. Similar detail would likely be required for many of the 13 other target metrics, despite the perceived lack of any incremental benefit of such information to investors.
The Company has carefully evaluated the need for investors to be provided with sufficient information about the Company’s compensation program and the Plan against the need to avoid burying shareholders in an avalanche of information. The Supreme Court has stated that the latter is not conducive to informed decision making. TSC Industries, 426 U.S. at 448-449. In view of the disclosures already made and the lack of materiality of the quantitative metrics, as well as the substantial amount of additional background information necessary to provide the necessary context for investors for what the Company believes is little or no incremental benefit, the Company respectfully submits that it would be inappropriate to disclose the quantitative metrics relating to the goals listed in the table on pages 22 through 24.
Competitive Harm Analysis
Even if the Staff were to determine that the quantitative targets were material, the Company believes that disclosure of the specific quantitative targets for the performance goals would not be required because the quantitative targets constitute confidential information, the disclosure of which would result in substantial competitive harm to the Company. CD&I 118.04 and Instruction 4 to Item 402(b) of Regulation S-K provide that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80 (b)(4)) thereunder” (“Exemption 4”).
Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (i) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (ii) such information must be obtained from a person, which includes a corporation; and (iii) such information must be privileged or confidential. Nadler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).
The term “commercial or financial information” should be given its ordinary meaning, such that records are commercial so long as one has a “commercial interest” in them. Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (additional citations omitted). The term “commercial” need not be confined to records that “reveal basic commercial operations.” Id. Information is commercial if it pertains or relates to or deals with commerce. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). The Company respectfully submits that the performance targets in question are indeed commercial in nature and that they would be obtained from a person (the Company), thereby satisfying prongs (i) and (ii) above.
As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if it is of the type not customarily released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871, 879 (D.C. Cir. 1992); National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987).
The Plan targets are not information that is customarily released to the public and is of the type that, if released, is likely to cause substantial harm to the competitive position of the Company. Although the Company is the only transmission provider in the markets in which it serves, it does compete with other electric utilities for regulatory approval of development projects. Information regarding the specific targets could be used by these electric utilities, who typically are not required to make such disclosures, to bolster their regulatory applications and improve their chances of winning approval instead of the Company and giving such utilities an unfair competitive advantage. Because of the limited number of potential development projects and the importance of maintaining a pipeline of such projects as a driver of the Company’s results, such an advantage could hinder the Company’s ability to gain approval of such projects and, therefore, have a material adverse effect on our results of operations and financial position.
Knowledge of the specific performance targets could also be used by others in the utility industry when recruiting and/or seeking to attract the Company’s executives. If the Company were required to disclose the specific targets, its competitors would know precisely how the various performance metrics would affect its executives’ overall compensation and could design more attractive compensation packages designed to lure away the Company’s executives or other top talent.
In view of these considerations, the Company has concluded that the disclosure of the targets on a historical basis would cause competitive harm by revealing confidential and commercially sensitive information regarding the Company’s expectations and objectives for financial, operational, product and business performance considerations, and that disclosure of the specific targets is not necessary for an understanding of its compensation policies and decisions and would place it at a significant competitive disadvantage. As a result, the Company has relied on Instruction 4 of Item 402(b) of Regulation S-K to justify not disclosing specific quantitative targets under the Plan, even on a historical basis. In lieu of disclosing such targets, the Company has, in the last paragraph on page 21 and the table on pages 22-24 of the proxy statement, as required by Instruction 4 of Item 402(b) of Regulation S-K, provided a discussion of how difficult it will be for the executive and how likely it will be for the Company to achieve the undisclosed performance targets.
After careful consideration of the specific facts and circumstances outlined above, the need for investors to be provided with sufficient information about the Plan and the lack of materiality of information regarding the specific targets against the need for the Company to protect confidential competitive information from disclosure that would otherwise have a negative impact on the Company’s competitive position to the detriment of the Company and its shareholders, the Company believes that on balance the negative impact on the financial performance of the Company resulting from a disclosure of competitive, confidential information regarding the specific targets and the resulting harm to shareholders outweighs any marginal benefit to shareholders of increasing the overall mix of information available. The Company respectfully submits that the level of disclosure it has provided in the 2012 proxy statement provides a sufficient amount of information to the Company’s shareholders and the public about the purpose, function and performance of the Plan. We will continue to assess the disclosure surrounding financial and operational metrics in future periods to determine whether additional disclosure would be appropriate.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the Staff’s comments nor changes we make to our disclosure in response to Staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please call me (248-946-3631) or Wendy McIntyre (248-946-3577), if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,

/s/ Cameron M. Bready
Cameron M. Bready
Executive Vice President and Chief Financial Officer
cc:    Ta Tanisha Meadows
Dietrich King
Angie Kim